Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256598

STRATEGIC STORAGE TRUST VI, INC.

SUPPLEMENT NO. 10 DATED MARCH 21, 2025

TO THE PROSPECTUS DATED NOVEMBER 1, 2023

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust VI, Inc. dated November 1, 2023, Supplement No. 4 dated April 16, 2024 (which amended and superseded all prior supplements), Supplement No. 5 dated May 17, 2024, Supplement No. 6 dated August 7, 2024, Supplement No. 7 dated August 16, 2024, Supplement No. 8 dated November 18, 2024, and Supplement No. 9 dated January 31, 2025. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•
the status of our public offering; and
•
an update regarding our debt.

Our Offering

Pursuant to our private offering, which terminated on March 17, 2022, we sold approximately $109.7 million in Class P shares, or approximately 11.5 million Class P shares as of March 18, 2025. On March 17, 2022, our public offering was declared effective for the offering of our Class A shares, Class T shares, and Class W shares. As of October 31, 2023, we ceased offering Class A shares, Class T shares, and Class W shares in our primary offering after receiving gross offering proceeds of approximately $89.4 million in our primary offering from the sale of such shares as of March 18, 2025. On November 1, 2023, we commenced offering Class Y shares and Class Z shares in our primary offering and our distribution reinvestment plan. Effective as of August 7, 2024, the offering price for all shares sold in our primary offering and pursuant to our distribution reinvestment plan is $10.00 per share, which is equal to our estimated net asset value per share as approved and established by our board of directors.

As of March 18, 2025, we had sold approximately 4.6 million Class Y shares and 0.4 million Class Z shares for gross offering proceeds of approximately $47.8 million in our public offering from the sale of such shares. As of March 18, 2025, approximately $1.0 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Pursuant to applicable SEC rules, our initial public offering has been extended until September 13, 2025. We reserve the right to terminate our initial public offering at any time.

Update Regarding Our Debt

Skymar — Vancouver Loan

On March 4, 2025, we, through an indirect, wholly-owned special purpose entity, entered into an approximately $13.0 million financing with Skymar Capital Corporation (“Skymar”) as lender pursuant to a mortgage loan (the “Skymar — Vancouver Loan”). The Skymar — Vancouver Loan is secured by a first mortgage deed of trust on our property in Vancouver, Washington. The proceeds of the Skymar — Vancouver

Loan were primarily used to paydown and remove the property from the Huntington Credit Facility in accordance with the Huntington Credit Agreement.

Pursuant to the loan agreement for the Skymar — Vancouver Loan (the “Skymar Vancouver Loan Agreement”), amounts outstanding under the Skymar — Vancouver Loan bear interest at an annual fixed rate equal to 7.55%. The Skymar — Vancouver Loan has a maturity date of April 1, 2030. Payments under the Skymar — Vancouver Loan are payable monthly and are interest-only until April 1, 2027 and are principal and interest thereafter. The Skymar — Vancouver Loan may be prepaid in whole, but not in part, at any time, subject to certain conditions as set forth in the Skymar Vancouver Loan Agreement.

Meridian Financing

On March 6, 2025, we, through an indirect, wholly-owned special purpose entity, entered into a credit agreement with Meridian Credit Union Limited (the “Meridian Credit Agreement”) with a maximum borrowing capacity of approximately CAD $16.0 million (the “Meridian Loan”). At close, we borrowed approximately CAD $2.1 million and had CAD $13.9 million of available capacity. The Meridian Loan is secured by a first mortgage on our development property in Etobicoke, Ontario, Canada (the “Etobicoke Property”). The proceeds of the Meridian Loan will be used to fund development of a self storage facility on the Etobicoke Property.

Pursuant to the Meridian Credit Agreement, amounts outstanding under the Meridian Loan bear interest at an annual rate equal to the Canada Prime Rate plus 1.50%, subject to a minimum all-in floor rate of 6.70% per annum. The Meridian Loan has an initial term of three years, maturing on March 5, 2028, with two six-month extension options. Payments under the Meridian Loan are payable monthly and interest-only.

The Meridian Credit Agreement contains customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, and events of default. We serve as full recourse guarantor with respect to the Meridian Loan.

QuadReal — Seven Property Loan

On March 7, 2025, we, through certain indirect, wholly-owned subsidiaries of our operating partnership, entered into a CAD $164.5 million financing with QuadReal Finance, LP (“QuadReal”) and certain affiliates of QuadReal (the “QuadReal — Seven Property Loan”), whereby QuadReal acts as the servicer and certain affiliates of QuadReal serve as the lenders.

The QuadReal — Seven Property Loan is secured by a first mortgage on six of our properties in the Greater Toronto Area of Ontario, Canada and one property in Vancouver, British Columbia, Canada. The aggregate amount of the QuadReal — Seven Property Loan is separated out by advances, whereby we may draw up to CAD $147.0 million as an initial advance (the “Initial Advance”) and may later draw up to an additional CAD $17.5 million (the “Earnout Advance”) upon the achievement of certain financial metrics as set forth in the commitment letter and charge setting forth the terms of the QuadReal — Seven Property Loan (collectively, the “QuadReal — Seven Property Loan Agreement”). Upon the closing of the QuadReal — Seven Property Loan, we drew CAD $147.0 million as the Initial Advance. The proceeds of the QuadReal — Seven Property Loan were primarily used to repay the Bank of Montreal Loan and National Bank of Canada — Ontario Loan.

The interest rate on the Initial Advance bears interest at an annual fixed rate equal to 5.59%, and the interest rate on the Earnout Advance is equal to the one-month Adjusted Term Canadian Overnight Repo Rate Average (“CORRA”), plus a CORRA adjustment of 2.5% at the time of the Earnout Advance. The QuadReal — Seven Property Loan has an initial term of five years, maturing on April 1, 2030. Payments under the QuadReal — Seven Property Loan are interest only during the term of the QuadReal — Seven Property Loan, payable monthly, with the full amount of the outstanding balance of the QuadReal — Seven Property Loan due on the maturity date.

The QuadReal — Seven Property Loan Agreement also contains customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, and events of default, all as set forth in the QuadReal — Seven Property Loan Agreement. We serve as a non-recourse guarantor for the QuadReal — Seven Property Loan. In addition, we provided the lenders with a debt service guarantee. However, the debt service guarantee may be terminated early based on achieving two consecutive fiscal quarters at a specific debt service ratio of not less than 1.2 to 1.0, as described in the QuadReal — Seven Property Loan Agreement.

Skymar — Bradenton Loan

On March 18, 2025, we, through an indirect, wholly-owned special purpose entity, entered into an approximately $9.1 million financing with Skymar as lender pursuant to a mortgage loan (the “Skymar — Bradenton Loan”). The Skymar — Bradenton Loan is secured by a first mortgage deed of trust on our property in Bradenton, Florida. The proceeds of the Skymar — Bradenton Loan were primarily used to paydown and remove the property from the Huntington Credit Facility in accordance with the Huntington Credit Agreement.

Pursuant to the loan agreement for the Skymar — Bradenton Loan (the “Skymar Bradenton Loan Agreement”), amounts outstanding under the Skymar — Bradenton Loan bear interest at an annual fixed rate equal to 7.50%. The Skymar — Bradenton Loan has a maturity date of April 1, 2030. Payments under the Skymar — Bradenton Loan are payable monthly and are interest-only until April 1, 2027 and are principal and interest thereafter. The Skymar — Bradenton Loan may be prepaid in whole, but not in part, at any time, subject to certain conditions as set forth in the Skymar Bradenton Loan Agreement.